Filed Pursuant to Rule 433

Registration No. 333-132911

Preliminary Term Sheet dated September 5, 2008

(Subject to Completion)

Merrill Lynch & Co., Inc.

100% Principal Protected Notes

Securities Offered:	100% Principal Protected Notes Linked to the United States dollar value of the Brazilian real, Russian ruble, Indian rupee and Chinese renminbi (yuan) due March , 2010 (the “Notes”)

Original Public Offering Price:	$10.00 per Note

Expected Maturity Date:	March , 2010 (Approximately 18 months)

Expected Pricing Date:	September , 2008

Expected Settlement Date:	September , 2008

Market Measure Type:	Exchange Rate-based

Market Measure:	The United States dollar value of the Brazilian real, Russian ruble, Indian rupee and Chinese renminbi (yuan)

Exchange Rate(s):	(i) for the Brazilian real (BRL): the number of Brazilian reals for which one United States dollar can be exchanged; (ii) for the Russian ruble (RUB): the number of Russian rubles for which one United States dollar can be exchanged; (iii) for the Indian rupee (INR): the number of Indian rupees for which one United States dollar can be exchanged; (iv) for the Chinese renminbi (yuan) (CNY): the number of Chinese renminbi (yuan) for which one United States dollar can be exchanged

Fixing Page(s) /Fixing Time(s):	(i) for the Brazilian real: Reuters Group PLC (“Reuters”) on page BRFR, or any substitute page thereto, at approximately 5:00 pm in New York City; (ii) for the Russian ruble: Reuters on page RUBMCMEEMTA=, or any substitute page thereto, at approximately 10:00 am in London; (iii) for the Indian rupee: Reuters on page RBIB, or any substitute page thereto, at approximately 12:30 pm in Mumbai; (iv) for the Chinese renminbi (yuan): Reuters on page SAEC, or any substitute page thereto, at approximately 9:30 am in Beijing, China

Exchange Rate Weighting:	25% for each Exchange Rate

Initial Exchange Rate(s):

Interest:	No periodic interest payments

Principal Protection at Maturity:	100%

Method of Calculating Final Exchange Rate(s):	Single Day

Participation Rate:	Between 220% and 240%

Capped Value:	Not applicable

Callable at the Option of ML&Co.:	No

First Optional Call Date:	Not applicable

Yield-to-Call:	Not applicable

No. of Units:

Listing:	The Notes will not be listed on any securities exchange

Calculation Agent:	Merrill Lynch Capital Services, Inc.

Cusip No.:

Term Sheet No. and Date:

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together, the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-3 of this term sheet.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.10	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.90	$

Merrill Lynch & Co.

September    , 2008

Weighted Return Calculation

The “Weighted Return” for each Exchange Rate will be determined by the Calculation Agent as follows:

(i) For the Brazilian real:	Exchange Rate Weighting	×	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

(ii) For the Russian ruble:	Exchange Rate Weighting	×	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

(iii) For the Indian rupee:	Exchange Rate Weighting	×	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

(iv) For the Chinese renminbi (yuan):	Exchange Rate Weighting	×	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

Determining Payment at Maturity for the Notes

If the Notes are not called prior to or on the maturity date, on the maturity date you will receive a cash payment per Note equal to the sum of the Original Public Offering Price per unit plus the “Supplemental Redemption Amount”, which will be zero if the Cumulative Return is negative or zero, but cannot be less than zero.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain general risks involved in investing in the Notes. Additional risk factors related to the Market Measure Type and the Market Measure may be applicable to the Notes and are set forth in product supplement PPN-1. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	You may not earn a return on your investment.

•	Your return may be limited and may not reflect the return on a direct investment in the Market Measure.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluation of the merits of an investment linked to the Market Measure.

•	The return on your Notes depends on the value of the Market Measure, which is affected by many complex factors outside of our control.

•	Even though currency trades around-the-clock, your Notes will not, and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates.

•	In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	If the Market Measure is comprised of more than one Exchange Rate, changes in the value of one or more Exchange Rates may offset each other.

•	Amounts payable on the Notes may be limited by state law.

•	Potential conflicts of interest could arise.

Investor Considerations

You may wish to consider an investment in the Notes if:

•	You anticipate that the Cumulative Return will be sufficiently positive to provide you with your desired return.

•	You accept that you will not receive any return other than the return of your original investment if the Cumulative Return is zero or negative.

•	You accept that the return on the Notes will not exceed the Capped Value, if applicable.

•	You accept that, if the Notes are Callable at the Option of ML&Co., the return on the Notes will be effectively capped at the Yield-to-Call, regardless of the performance of the Market Measure.

•	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.
•	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

•	You anticipate that the Cumulative Return will not be sufficiently positive to provide you with your desired return.

•	You seek an investment that provides a guaranteed yield or return in addition to the return of your original investment.

•	You seek a return on your investment that will not be limited to the Capped Value, if applicable.

•	In the case of Notes Callable at the Option of ML&Co., you seek an investment that will not be callable or a return on your investment that will not be effectively capped at the Yield-to-Call.

•	You seek interest payments or other current income on your investment.

•	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

The following definition replaces the definition of “Currency Business Day” set forth in product supplement PPN-1: A “Currency Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Market Measure

The following graph sets forth the hypothetical historical cumulative combined weighted percentage change of the Exchange Rates at each month-end, based on historical data during the period indicated below. The data points on the graphs are calculated using initial Exchange Rates as of one-month prior to the beginning of the period indicated below and final Exchange Rates at each month-end. Thus for example, the first data point provides a combined weighted percentage change of the Exchange Rate over a one-month period, while the last data point provides a combined weighted percentage change of the Exchange Rate over the entire period indicated below. The Cumulative Return used to determine the amount you receive at maturity, however, will be calculated over the actual term of the Notes. The historical data used in this graph reflects the historical Exchange Rates available on Bloomberg, L.P., which may not be identical to those determined at the fixing times set forth above. This hypothetical historical data on the combined weighted percentage change of the Exchange Rates is not necessarily indicative of the future performance of the Exchange Rates or what the value of the Notes may be. Any upward or downward trend in the hypothetical historical combined weighted percentage change of the Exchange Rates during any period set forth below is not an indication of whether, or to what extent, the Cumulative Return is more or less likely to be positive or negative over the term of the Notes.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain United States federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement PPN-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement PPN-1.

General.  There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes. The following summary assumes that the Notes will be treated as debt instruments of ML&Co. for United States federal income tax purposes.

On August 30, 2004, the Treasury Department issued final regulations (the “Foreign Currency Regulations”) under Section 988 of the Code addressing the United States federal income tax treatment of debt instruments with maturities of more than one year and having terms similar to the Notes. In general, under the Foreign Currency Regulations, since the amount payable on the maturity date with respect to a Note in excess of the Original Public Offering Price thereof (i.e., the Supplemental Redemption Amount), if any, will be determined by reference to the value of the Market Measure while repayment of 100% of the Original Public Offering Price thereof will not be affected by changes in the value of the Market Measure, the Notes will be taxed pursuant to the rules contained in certain final Treasury regulations (the “CPDI Regulations”) addressing the proper United States federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. will be required to establish a projected payment schedule for the Notes which will consist of a projected cash payment on the maturity date of an amount equal to the Original Public Offering Price plus an estimate of the Supplemental Redemption Amount per unit of the Notes (the “Projected Supplemental Redemption Amount”). This projected payment schedule will represent an estimated yield on the Notes. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note’s adjusted issue price will equal the Note’s issue price (i.e., the Original Public Offering Price of a Note), increased by the interest previously accrued on the Note. On the maturity date of a Note, in the event that the actual cash payment on the maturity date in excess of the Original Public Offering Price (the “Actual Supplemental Redemption Amount”), if any, exceeds the Projected Supplemental Redemption Amount, a U.S. Holder will be required to include the excess of the Actual Supplemental Redemption Amount over the Projected Supplemental Redemption Amount in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Supplemental Redemption Amount is less than the Projected Supplemental Redemption Amount, the amount by which the Projected Supplemental Redemption Amount exceeds the Actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount in excess of the Actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustment to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale, exchange or other disposition of a Note prior to the maturity date, a U.S. Holder would be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally would equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain would be treated as ordinary income. Any taxable loss would generally be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally would be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations would be treated as original issue discount.

All prospective investors in the Notes should consult their own tax advisors concerning the potential application of the CPDI Regulations to their investment in the Notes. The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the Notes), as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, will be set forth in the final term sheet delivered to investors in connection with the initial sale of the Notes. In addition, investors in the Notes will be able to obtain the estimated yield and the projected payment schedule, as established by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@ml.com. In addition, the estimated yield and the projected payment schedule, as established by ML&Co. for purposes of applying the CPDI Regulations to the Notes, will be set forth in the final term sheet.

The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the Notes) is established solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the Actual Supplemental Redemption Amount will be, or that the Actual Supplemental Redemption Amount will even exceed the Original Public Offering Price.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the heading “United States Federal Income Taxation” in the accompanying product supplement PPN-1.

Important Information Regarding the Final Terms

The Initial Exchange Rate(s), Participation Rate, Pricing Date, Settlement Date, Maturity Date, Capped Value (if applicable), First Optional Call Date (if applicable) and Yield-to-Call (if applicable) will be set out in the final term sheet made available in connection with the sales of the Notes. Each of the above mentioned dates is expected to occur during the months indicated on the cover page of this preliminary term sheet. The Pricing Date, however, may occur either in the indicated month or in the following month. If the Pricing Date occurs in the following month, the Settlement Date, Maturity Date and First Optional Call Date (if applicable) may also occur in the month following the month indicated on the front cover.

Additional Terms of the Notes

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement PPN-1 dated August 28, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508186316/d424b2.htm

•	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.